Nasdaq Regulation



William Slattery, CFA
Vice President
Listing Qualifications

<u>*By Electronic Mail*</u>

March 11, 2019

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on September 26, 2018 The Nasdaq Stock Market (the "Exchange") received from SSR Mining Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b)/A for the registration of the following securities:

Common Share Purchase Rights

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

William Slattery